United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Purchases of equity securities by the issuer and affiliated purchasers on August 31, 2018

Company: VALE S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE 3	86,850,681.00	1.64%	1.64%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	BRADESCO CTVM	Buy	08/01/2018	905,000	53,2471	48,188,653
Shares	VALE3	BRADESCO CTVM	Buy	08/02/2018	2,749,000	52,2129	143,533,334
Shares	VALE3	BRADESCO CTVM	Buy	08/03/2018	181,500	51,9568	9,430,152
Shares	VALE3	BRADESCO CTVM	Buy	08/06/2018	365,500	52,6464	19,242,245
Shares	VALE3	SANTANDER CCTVM	Buy	08/07/2018	468,600	52,9122	24,794,657
Shares	VALE3	CITI CCTVM	Buy	08/08/2018	304,400	52,8812	16,097,048
Shares	VALE3	XP INVESTIMENTOS	Buy	08/09/2018	403,900	52,1233	21,052,603
Shares	VALE3	CREDIT SUISSE CTVM	Buy	08/10/2018	920,900	51,0850	47,044,160
Shares	VALE3	CITI CCTVM	Buy	08/13/2018	502,100	52,2237	26,221,502
Shares	VALE3	SANTANDER CCTVM	Buy	08/14/2018	1,072,900	52,3353	56,150,540
Shares	VALE3	CREDIT SUISSE CTVM	Buy	08/15/2018	1,768,100	51,0951	90,341,175
Shares	VALE3	CITI CCTVM	Buy	08/16/2018	1,410,800	50,1916	70,810,269
Shares	VALE3	BRADESCO CTVM	Buy	08/17/2018	841,000	50,3398	42,335,753
Shares	VALE3	SANTANDER CCTVM	Buy	08/20/2018	913,900	51,4326	47,004,260
Shares	VALE3	CITI CCTVM	Buy	08/21/2018	931,100	51,7091	48,146,348
Shares	VALE3	CREDIT SUISSE CTVM	Buy	08/22/2018	39,900	52,7773	2,105,816
Shares	VALE3	SANTANDER CCTVM	Buy	08/23/2018	521,500	53,0329	27,656,647
Shares	VALE3	CITI CCTVM	Buy	08/24/2018	489,000	54,0811	26,445,668
Shares	VALE3	CREDIT SUISSE CTVM	Buy	08/27/2018	303,600	55,0641	16,717,470
Shares	VALE3	CREDIT SUISSE CTVM	Buy	08/28/2018	695,600	55,6512	38,710,973

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE 3	102,638,981.00	1.94%	1.94%

Company: VALE S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	192,008.00	0.00%	0.00%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (US$)
ADS	VALE	BRADESCO SECURITIES	Buy	08/02/2018	227,267	14,0574	3,194,777
ADS	VALE	BRADESCO SECURITIES	Buy	08/03/2018	216,841	14,1517	3,068,675
ADS	VALE	BRADESCO SECURITIES	Buy	08/06/2018	400,000	14,1254	5,650,176
ADS	VALE	BRADESCO SECURITIES	Buy	08/07/2018	531,700	14,0980	7,495,903
ADS	VALE	BRADESCO SECURITIES	Buy	08/08/2018	302,266	14,0689	4,252,555
ADS	VALE	JP MORGAN SECURITIES	Buy	08/09/2018	540,000	13,6726	7,383,204
ADS	VALE	JP MORGAN SECURITIES	Buy	08/10/2018	1,852,692	13,3265	24,689,826
ADS	VALE	JP MORGAN SECURITIES	Buy	08/13/2018	1,000,000	13,3690	13,369,000
ADS	VALE	JP MORGAN SECURITIES	Buy	08/14/2018	1,400,000	13,4951	18,893,105
ADS	VALE	JP MORGAN SECURITIES	Buy	08/15/2018	1,765,447	13,0585	23,054,090
ADS	VALE	JP MORGAN SECURITIES	Buy	08/16/2018	1,959,625	12,8872	25,254,021
ADS	VALE	BRADESCO SECURITIES	Buy	08/17/2018	1,177,300	12,8546	15,133,762
ADS	VALE	JP MORGAN SECURITIES	Buy	08/20/2018	1,010,641	13,0477	13,186,504
ADS	VALE	BRADESCO SECURITIES	Buy	08/21/2018	1,090,000	12,9590	14,125,310
ADS	VALE	JP MORGAN SECURITIES	Buy	08/22/2018	544,901	12,9980	7,082,647
ADS	VALE	CREDIT SUISSE SECURITIES	Buy	08/23/2018	550,700	12,9730	7,144,231
ADS	VALE	CREDIT SUISSE SECURITIES	Buy	08/24/2018	223,400	13,2124	2,951,650
ADS	VALE	CREDIT SUISSE SECURITIES	Buy	08/27/2018	483,717	13,5624	6,560,363
ADS	VALE	CREDIT SUISSE SECURITIES	Buy	08/28/2018	608,870	13,4773	8,205,924

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	16,077,375.00	0.30%	0.30%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: September 06, 2018		Director of Investor Relations